UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu, Sichuan Province, PRC

Telephone +86 (28) 8532 4355

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Standby Equity Subscription Agreement

On March 25, 2024 (the “Effective Date”), Antelope Enterprise Holdings Limited (the “Company”) entered into a standby equity subscription agreement (the “Subscription Agreement”) with three investors (the “Investors”, each individually, the “Investor”), pursuant to which, the Company shall have the right, but not the obligation, to issue to the Investors, and Investors shall have the obligation to subscribe for, each up to 10,000,000 the Class A ordinary shares (the “Advance Shares”) of the Company, no par value each (the “Ordinary Shares”) at the “Subscription Price” (as defined below).

Each Ordinary Share to be issued to the investors from time to time under the Subscription Agreement will be issued at a per share purchase price (the “Subscription Price”) equal to the lesser of (i) the average closing price of the Ordinary Shares during the for the three consecutive trading days commencing on the applicable Advance Notice Date (as defined in the Subscription Agreement), or (ii) $1.12.

The Company agreed to file a registration statement on Form F-1, or on such other form promulgated by the SEC for which the Company then qualifies, to register the resale of the Advance Shares (the “Registration Statement”), at a time determined by its sole discretion. The Company can send one or multiple Advance Notice(s) to Investors during the period commencing on the effective date of the Registration Statement and ending upon the termination of the Subscription Agreement, subject to certain conditions thereof.

The Subscription Agreement will terminate automatically if the Nasdaq has provided comments to the listing of additional shares form filed by the Company in connection with the transaction contemplated herein, which the Company and the Investors are unable to resolve within 30 days after the receipt thereof. If not terminated earlier, this Subscription Agreement shall be terminated automatically on the earliest of (i) the first day of the month next following the 36-month anniversary of the Effective Date or (ii) the date on which the Investor shall have made payment for all the Advance Shares. This Subscription Agreement may be also terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent.

The Subscription Agreement contains customary representations, warranties, covenants, closing conditions and indemnification provisions. Sales under the Subscription Agreement may commence only after certain conditions have been satisfied, including the effectiveness of the Registration Statement.

There are no limitations on the use of proceeds, financial or business covenants, restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Subscription Agreement. Any proceeds that the Company receives under the Subscription Agreement are expected to be used for the repayment of three promissory notes of the Company with an aggregate outstanding balance of approximately $6.75 million, the expansion of the Company’s business in the U.S., for the recruitment of personnel in the U.S. and for general corporate purpose.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreement, the form of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statement

This Report of Foreign Private Issuer on Form 6-K filed by the Company contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual operation results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

SUBMITTED HEREWITH

Exhibits:

10.1	Form of Standby Equity Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: March 29, 2024